UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 2

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MICROSOFT CORPORATION

(Name of Subject Company (Issuer))

MICROSOFT CORPORATION

(Name of Filing Person (Issuer))

Common Stock, $0.00000625 Par Value Per Share

(Title of Class of Securities)

594918104

(CUSIP Number of Class of Securities)

John A. Seethoff

Deputy General Counsel, Finance and Operations

One Microsoft Way

Redmond, Washington 98052-6399

(425) 882-8080

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

Richard B. Dodd

William Gleeson

Preston Gates & Ellis LLP

925 Fourth Avenue, Suite 2900

Seattle, Washington 98104

(206) 623-7580

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$20,000,000,000	$2,140,000

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 808,080,808 shares of common stock at the maximum tender offer price of $24.75 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $107.00 per million of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,140,000	Filing Party:	Microsoft Corporation
Form or Registration No.:	Schedule TO	Date Filed:	July 21, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule TO originally filed with the Securities and Exchange Commission on July 21, 2006, as amended and supplemented by Amendment No. 1 to the Schedule TO filed with the Securities and Exchange Commission on July 27, 2006 (collectively, the “Schedule TO”) by Microsoft Corporation, a Washington corporation (the “Company”), relating to the offer by the Company to purchase up to 808,080,808 shares of its common stock, par value $0.00000625 per share, at a price not greater than $24.75 nor less than $22.50 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 21, 2006 (the “Offer to Purchase”), and in the Letter of Transmittal (the “Letter of Transmittal”) (which, together with any supplements and amendments thereto, collectively constitute the “Tender Offer”).

The information in the Tender Offer, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

The Offer to Purchase is hereby amended and supplemented as follows:

(1) In the Summary Term Sheet section of the Offer to Purchase, the following language will be inserted:

What is the accounting treatment of the Tender Offer?

The accounting for the Company’s purchase of shares in the Tender Offer will result in a reduction of our shareholders’ equity in an amount equal to the aggregate purchase price of the shares we purchase and a corresponding reduction in cash and short-term investments.

(2) In the Summary Term Sheet section of the Offer to Purchase, the fourth bullet under the caption that reads “What are the significant conditions to the Tender Offer?” will be replaced with the following:

•	no commencement of a war, armed hostilities or other similar national or international calamity directly or indirectly involving the United States shall have occurred after July 21, 2006 nor shall any material escalation of any war or armed hostilities which had commenced prior to July 21, 2006 have occurred;

(3) In Section 1 of the Offer to Purchase, the fourth paragraph will be replaced with the following:

If we:

•	make any change to the price range at which we are offering to purchase shares in the Tender Offer;

•	increase the number of shares being sought in the Tender Offer and such increase in the number of shares being sought exceeds 2% of our outstanding shares; or

•	decrease the number of shares being sought in the Tender Offer; and

the Tender Offer is scheduled to expire at any time earlier than the expiration of a period ending at 12:00 midnight, Eastern Time, on the tenth business day (as defined below) from, and including, the date that notice of any such increase or decrease is first published, sent or given in the manner specified in Section 15, then the Tender Offer will be extended until the expiration of such ten business day period. For the purposes of the Tender Offer, a “business day” means any day other than a Saturday, Sunday or United States federal holiday and consists of the time period from 12:01 a.m. to 12:00 midnight, Eastern Time.

(4) In Section 7 of the Offer to Purchase, the first paragraph (up to the beginning of the bulleted list) will be replaced with the following:

Notwithstanding any other provision of the Tender Offer, we will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the Tender Offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, subject to Rule 13e-4(f)(5) under the Exchange Act (which requires that the issuer making the tender offer shall either pay the consideration offered or return tendered securities promptly after the termination or withdrawal of the tender offer), if at any time prior to the Expiration Time any of the following events has occurred (or shall have been reasonably determined by us to have occurred) that, in our reasonable judgment and regardless of the circumstances giving rise to the event or events (other than any such event or events that are proximately caused by our action or failure to act), make it inadvisable to proceed with the Tender Offer or with acceptance for payment:

(5) In Section 7 of the Offer to Purchase, the following sentence will be inserted after the second sentence in the last paragraph:

Our right to terminate or amend the Tender Offer or to postpone the acceptance for payment of, or the purchase of and the payment for shares tendered if any of the above listed events occur (or shall have been reasonably determined by us to have occurred) at any time prior to the Expiration Time shall not be affected by any subsequent event regardless of whether such subsequent event would have otherwise resulted in the event having been “cured” or ceasing to exist.

(6) In Section 7 of the Offer to Purchase, the third bullet under the first bullet that reads “there has occurred any change in the general political, market, economic or financial conditions, domestically or internationally, that is reasonably likely to materially and adversely affect our business or the trading in the shares, including, but not limited to, the following:” will be replaced with the following:

•	the commencement of a war, armed hostilities or other similar national or international calamity directly or indirectly involving the United States after July 21, 2006 or any material escalation of any war or armed hostilities which had commenced prior to July 21, 2006;

(7) In Section 15 of the Offer to Purchase, the last sentence of the second paragraph shall be replaced with the following:

If (1)(i) we make any change to the price range at which we are offering to purchase shares in the Tender Offer, (ii) decrease the number of shares being sought in the Tender Offer, or (iii) increase the number of shares being sought in the Tender Offer by more than 2% of our outstanding shares and (2) the Tender Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice of an increase or decrease is first published, sent or given to shareholders in the manner specified in this Section 15, the Tender Offer will be extended until the expiration of such ten business day period.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MICROSOFT CORPORATION

Date: August 7, 2006	/s/ KEITH R. DOLLIVER
Keith R. Dolliver Assistant Secretary

Exhibit Index

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase, dated July 21, 2006

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)*	Notice of Guaranteed Delivery

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 21, 2006

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 21, 2006

(a)(1)(F)*	Form of Letter to Microsoft Savings Plus 401(k) Plan Participants, dated July 21, 2006

(a)(1)(G)*	Summary Advertisement, dated July 21, 2006

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)**	Amendment to Frequently Asked Questions provided by Microsoft Corporation to Employees on July 26, 2006

(a)(5)(B)**	Slide available on Microsoft’s Investor Relations website on July 27, 2006

(b)	Not applicable

(d)(1)	Amended and Restated Microsoft Corporation 2001 Stock Plan(1)

(d)(2)	Amended and Restated Microsoft Corporation 1991 Stock Option Plan(1)

(d)(3)	Microsoft Corporation 1999 Stock Plan for Non-Employee Directors(2)

(d)(4)	Microsoft Corporation Stock Option Plan for Non-Employee Directors(2)

(d)(5)	Microsoft Corporation 2003 Employee Stock Purchase Plan(3)

(d)(6)	Microsoft Corporation 1998 Stock Option Gain and Bonus Deferral Program(3)

(d)(7)	Form of Stock Award Agreement(3)

(d)(8)	Form of Stock Award Agreement for Non-Employee Directors(3)

(d)(9)	Form of Shared Performance Stock Award Agreement for the January 1, 2004 to June 30, 2006 performance period(3)

(d)(10)	Form of Shared Performance Stock Award Agreement for the July 1, 2003 to June 30, 2006 performance period(3)

(d)(11)	Form of Stock Option Agreement(3)

(d)(12)	Form of Stock Option Agreement for Non-Employee Directors(3)

(d)(13)	Microsoft Corporation Deferred Compensation Plan(4)

(d)(14)	Microsoft Corporation Deferred Compensation Plan for Non-Employee Directors(4)

(g)	Not applicable

(h)	Not applicable

*	Previously filed with Schedule TO on July 21, 2006.

**	Previously filed with Amendment No. 1 to Schedule TO on July 27, 2006.

(1)	Incorporated by reference to Current Report on Form 8-K filed July 20, 2006.

(2)	Incorporated by reference to Current Report on Form 8-K filed November 15, 2004.

(3)	Incorporated by reference to Annual Report on Form 10-K for the Fiscal Year Ended June 30, 2004.

(4)	Incorporated by reference to Registration Statement on Form S-8 filed February 28, 2006.